[redacted]

08031547

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-66316

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quantum Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5295 Town Center Road
(No. and Street)

Boca Raton (City) FL (State) 33486 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

PROCESSED
NOV 1 3 2008
THOMSON REUTERS

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CBS Financial, CPA, PA
(Name – *if individual, state last, first, middle name*)

6209 W. Commercial Blvd, Ste 7, Ft. Lauderdale 33319
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 1 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Garrahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantum Securities Inc, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNE PRINCIPE
MY COMMISSION # DD 779961
EXPIRES: April 20, 2012
Bonded Thru Notary Public Underwriters

Signature

Pres
Title

Anne Principe
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBS FINANCIAL, CPA, PA

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
LICENSE NUMBER AD0019334

COMPREHENSIVE BUSINESS AND INDIVIDUAL FINANCIAL SOLUTIONS
6209 WEST COMMERCIAL BOULEVARD, SUITE 7
FORT LAUDERDALE, FL 33319
TELEPHONE 954-724-4141
FAX 954-724-4171

QUANTUM SECURITIES, INC.

FINANCIAL STATEMENTS

AND

REPORT OF

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31st, 2007

QUANTUM SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31st, 2007

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
SUPPLEMENTARY INFORMATION	
Computation and Reconciliation of Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Information Relating to the Possession or Control Requirements Under the Securities and Exchange Commission Rule 15c3-3	10
Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5.	11

CBS FINANCIAL, CPA, PA

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
LICENSE NUMBER AD0019334

COMPREHENSIVE BUSINESS AND INDIVIDUAL FINANCIAL SOLUTIONS
6209 WEST COMMERCIAL BOULEVARD, SUITE 7
FORT LAUDERDALE, FL 33319
TELEPHONE 954-724-4141
FAX 954-724-4171

INDEPENTDENT AUDITOR'S REPORT

The Stockholder and Board of Directors
Quantum Securities, Inc.

We have audited the accompanying statement of financial condition of Quantum Securities, Inc. as of December 31st, 2007, and the related statement of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quantum Securities, Inc. at December 31st, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly represented in all material respects in relation to the basic financial statements taken as a whole.

CBS Financial CPA PA

CBS Financial, CPA, PA
March 31st, 2008

Quantum Securities, Inc.
Statement of Financial Condition
December 31, 2007

ASSETS		
Cash and Cash Equivalent	$	5,000
TOTAL ASSETS	$	5,000
LIABILITIES & EQUITY		
Liabilities:		
Due to affiliates	$	-
Total Liabilities		-
Stock Holder's Equity:		
Capital Stock, par value $.10 per share, 1,000 share authorized, issued and oustanding		1,000
Additional Capital		15,049
Retained Earnings		(11,049)
Total Equity		5,000
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$	5,000

The accompanying notes are intergral part of these financial statements

Quantum Securities, Inc.
Statement of Operations
Year Ended December 2007

Revenues	$ -
Expense	
Dues, Fees & Subscriptions	613
Insurance	2,179
Office Expense	4,115
Professional Fees	4,142
Total Expense	11,049
Net Loss	$ (11,049)

The accompanying notes are intergral part of these financial statements

QUANTUM SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31st, 2006

	Common Stock				
	Shares	Amount	Additional Paid In Capital	Retained Capital	Total stockholder's Equity
Balance, October 19th, 2007	1000	$ 1,000	$ -	$ -	$ 1,000
Additional Paid In Capital			$ 15,049	$ -	$ 15,049
Net Loss				$ (11,049)	
Balance, December 31st, 2007	1000	$ 1,000	$ 15,049	$ (11,049)	$ 5,000

The accompanying notes are intergral part of these financial statements

QUANTUM SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31st, 2007

Cash flows from operations activities:	
Net Loss	$(11,049)
Adjustments to reconcile net loss to net cash used from operating activities:	
Deposits in clearing organizations	-
Accrued Expenses	-
Total cash used by operating activities	-
Cash Flows from Financing Activities	
Capital Stock	1,000
Additional Paid-in Capital	15,049
Total cash provided by financing activities	16,049
Net increase in cash	5,000
Cash and cash equivalents, October 19th, 2007	-
Cash and cash equivalents, end of year 2007	$ 5,000

The accompanying notes are intergral part of these financial statements

QUANTUM SECURITIES, INC.

NOTES TO FINANCIAL STATEMETNS

DECEMBER 31st, 2007

NOTE 1 – BUSINESS

Quantum Securities, Inc. (the "Company"), incorporated in Florida on October 19, 2007 and has not begun operating business, as of December 31st, 2007. The Company is a securities broker dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. All securities transactions are cleared though clearing broker dealers on a fully disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The financial statements of the Company are prepared under the accrual method of accounting.

Cash and cash equivalents
The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less, to be cash equivalent.

Property and equipment
Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and equipment are provided utilizing the straight-line method over the estimated useful lives of the related assets.

Securities transactions
Securities transactions are expenses as incurred.

Income Taxes
The Company and its stockholder elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the stockholder's individual income tax return.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

Fair value of financial instruments
The financial instruments of the Company are reported in the accompanying consolidated statement of financial condition at their carrying values, which approximate their fair value due to their short-term nature.

NOTE 3 – PROPERTY AND EQUIPMENT

The Company does not have any property or equipment as of December 31st, 2007.

NOTE 5 – SUBSEQUENT EVENTS

The Company has been a non-active broker dealer since its formation, October 22nd, 2007. However, its license is still current. The broker license was transferred from Quantum Research, Inc. which has the same officers and same address. Quantum Research, Inc is presently in court litigation in regards to some land development. We were unable to obtain an legal opinion from the Company's legal council in regard of this lawsuit which is in regard to a deposit in excess of $250,000.

QUANTUM SECURITIES, INC.

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Total stockholder's equity qualified for net capital	$ 5,000
Deductions:	
Non-Allowable assets:	-
Other	
Total non-allowable assets	-
Net capital before haircuts on securities positions	5,000
Haircuts	-
Net capital	5,000
Calculation of minimum net capital requirement:	
6 2/3% of Aggregate indebtedness	-
Minimum dollar net capital requirement of reporting broker	5,000
Net capital requirements (greater of two minimum requirement amounts)	5,000
Net capital in excess of required minimum	-
Excess net capital at 1000%	-
RECONCILIATION:	
Net capital, of the October 19th, 2007, unadited Focus Report	-
Net audit adjustments	5,000
Net capital, per December 31st, 2007 audited report, as filed.	$ 5,000

QUANTUM SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c-3-3

AS OF DECEMBER 31st, 2007

Quantum Securities, Inc. is not required to file the above schedules as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

REPORT OF INDEPENDENT CERTIFED PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Quantum Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Quantum Securities, Inc. for the year ended December 31st, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered Quantum Research, Inc's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Quantum Securities, Inc's internal control. Accordingly, we do not express an opinion on the effectiveness of Quantum Securities, Inc.'s internal control

Also, as required by Rule 17a-5(g)(I) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of compliance of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(I) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(I1);
2. Determining compliance with the exemptive provisions of rule 15c3-3; and
3. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are requires to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit

preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted not matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish the objectives in all material respects, indicate a material inadequacy for such purposes, Based on this understanding and on our study, we believe that the Company's Practices and procedures were adequate at December 31st, 2007, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be or should not be used by anyone other than these specified parties.

CBS Financial CPA, PA

CBS Financial, CPA, PA.
March 31st, 2008

END